Exhibit C

JOINT FIDELITY BOND AGREEMENT

This JOINT FIDELITY BOND AGREEMENT is dated as of April 19, 2007 by and Between Pennant Investment Corporation (the “Corporation”), a Maryland corporation, Pennant Investment Advisers, LLC (the “Adviser”), a Delaware limited liability company, and Pennant Investment Administration, LLC (the “Administrator”), a Delaware limited liability company.

WITNESSETH:

WHEREAS, the Corporation, the Adviser, and the Administrator are joint named insureds (each, an “Insured” and collectively, the “Insureds”) under a bond issued by Aon (the “Bond”);

WHEREAS, the Corporation is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, Rule 17g-1 under the 1940 Act requires that the Insureds enter into an agreement with each other, containing certain provisions regarding the respective amounts to be received by them in the event recovery is received under the Bond as a result of a loss sustained by them; and

WHEREAS, this Agreement has been approved by the directors of the Corporation, including a majority of the directors who are not “interested persons” of the Corporation (as defined in the 1940 Act).

NOW THEREFORE, the parties hereto, in consideration of the premises and the mutual covenants contained herein, hereby agree as follows:

1. Each Insured agrees to maintain in effect, and will pay a portion of the premiums for, the Bond, which premium will be allocated prorata according to the relative premium that such Insured would pay for separate fidelity bond coverage.

2. In the event recovery is received under the Bond as a result of a loss sustained by each Insured, each Insured shall receive an equitable and proportionate share of the recovery, but each Insured shall receive an amount at least equal to the amount it would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of Rule 17g-1 under the 1940 Act.

3. Each party shall, within ten days after making any claim under the Bond, provide the other party with written notice of the amount and nature of such claim. Each party shall, within ten days after the receipt thereof, provide the other party with written notice of the terms of settlement of any claim made under the Bond by such party.

4. This Agreement and the rights and duties hereunder shall not be assignable by any party hereto without written consent of the other party.

5. This Agreement may be amended by the parties hereto only if such amendment is approved by the Board of Directors of the Corporation and such amendment is set forth in a written instrument executed by each of the parties hereto.

6. This Agreement shall be construed in accordance with the laws of the State of New York.

This agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, this Agreement has been executed by the parties as of the date first set forth above.

PENNANT INVESTMENT CORPORATION

By:	/s/ Arthur Penn
Name:	Arthur Penn
Title:	Chief Executive Officer

PENNANT INVESTMENT ADVISERS, LLC

By:	/s/ Arthur Penn
Name:	Arthur Penn
Title:	Managing Member

PENNANT INVESTMENT ADMINISTRATION, LLC

By:	/s/ Aviv Efrat
Name:	Aviv Efrat
Title:	Managing Director

41206 (9/84)	1